Filed by: First Citizens BancShares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934
Subject Company: CIT Group Inc. (Commission File No.: 001-31369)
Date: January 27, 2021

The following is relevant excerpts from a transcript of the fourth quarter earnings call hosted by First Citizens BancShares, Inc. on January 27, 2021.

Frank Holding:
Chairman and CEO of First Citizens BancShares, Inc.
…
“As you know, we announced a transformational partnership with CIT this past October. While we spent many months on the front end carefully understanding the opportunity, since that time we have had even more time with the CIT team. As of today, I can tell you we are even more excited about this opportunity given the quality of the combined team and our underlying capabilities as a combined entity.

On page 3 of the investor deck we provide an update on our activities surrounding our planned merger with CIT.  Drawing from both organizations, we have established Core Merger and Integration Planning teams to promote a coordinated approach to enterprise issues, drive execution and aid key decisions. We filed key regulatory applications in December 2020.  We have scheduled a shareholder meeting to approve the merger in February.  Subject to regulatory and shareholder approval, we are targeting legal close at the beginning of the second quarter.

We formed an Integration Management Office to provide governance structure and facilitate reporting.

As we move forward, we will be finalizing organizational and personnel decisions as well as completion of our business unit integration plans.  We continue to plan operational conversion in 2022.

Both First Citizens and CIT have been active in M&A and are experienced in this process and understand its importance. Consequently, we are going to great lengths to do it carefully and to do it right. We remain confident that we will accomplish just that.”
…

Craig Nix:
Chief Financial Officer of First Citizens BancShares, Inc.
…

“We were prudently opportunistic throughout the quarter reinvesting cash flows and selling securities for gains to offset some of the margin pressure, but for the most part have retained a conservative posture with this liquidity.  Our thinking here is that we see opportunities when we combine our balance sheet with CIT, hopefully during the second quarter. So, at this point we believe there is value in being conservative with our liquidity.”
…
“To close, our focus in the first quarter will be (1) integration of First Citizens and CIT…”

Question and Answer:

Frank Holding:

“We look forward to having a much broader shareholder base with our friends. We’re combining with our friends at CIT. If you’re asking a question about, are we planning something that would change our share class structure A to B, we have no plans for that.”

Craig Nix:

“With respect to acquisitions and repurchases, our first priority in 2021 will be to integrate CIT. So you wouldn’t see certainly anything in that activity, in that right away. But we certainly see our long-term strategy is to be opportunistic with M&A opportunities. And that would include buying back our own stock.”

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Citizens and CIT. Words such as “anticipates, ” “believes, ” “estimates, ” “expects, ” “forecasts, ” “intends,” “plans, ” “projects, ” “targets,” “designed,” “could, ” “may, ” “should, ” “will” or other similar words and expressions are intended to identify these forward-looking statements.  These forward-looking statements are based on First Citizens’ and CIT's current expectations and assumptions regarding First Citizens’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict.  Many possible events or factors could affect First Citizens’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of First Citizens and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed merger may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where First Citizens and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed merger and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Citizens and CIT, (4) the risk that the integration of First Citizens’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that First Citizens and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of First Citizens and/or CIT, (6) the outcome of any legal proceedings that may be or have been instituted against First Citizens and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of First Citizens’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed merger, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Citizens’ issuance of additional shares of its capital stock in connection with the proposed merger, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or First Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on First Citizens’ and/or CIT’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of First Citizens and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.  Further information regarding First Citizens, CIT and factors which could affect the forward-looking statements contained herein can be found in First Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the Securities and Exchange Commission (the “SEC”), and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the SEC.

Important Information about the Merger and Where to Find It

In connection with the proposed merger between First Citizens and CIT, First Citizens filed with the SEC a registration statement on Form S-4 (File No. 333-250131), as amended on December 21, 2020, to register the shares of First Citizens’ capital stock that will be issued to CIT’s stockholders in connection with the proposed transaction.  The registration statement includes a joint proxy statement of First Citizens and CIT that also constitutes a prospectus of First Citizens.  The registration statement was declared effective by the SEC on December 23, 2020, and the definitive joint proxy statement/prospectus was mailed to CIT’s and First Citizens’ stockholders of record as of the close of business on December 30, 2020 seeking their approval of the proposed merger and the issuance of First Citizens shares in the proposed merger, respectively. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING FIRST CITIZENS, CIT, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by First Citizens or CIT through the website maintained by the SEC at http://www.sec.gov or from First Citizens at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com.  Documents filed with the SEC by First Citizens will be available free of charge by accessing the “Newsroom” page of First Citizens’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in Solicitation

First Citizens, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of First Citizens and CIT in connection with the proposed merger under the rules of the SEC.  Certain information regarding the interests of the directors and executive officers of First Citizens and CIT and other persons who may be deemed participants in the solicitation of the stockholders of First Citizens or of CIT in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, has been included in the definitive joint proxy statement/prospectus related to the proposed merger that was filed with the SEC on December 23, 2020.  Additional information about First Citizens, the directors and executive officers of First Citizens and their ownership of First Citizens common stock can also be found in First Citizens’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by First Citizens with the SEC.  Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC.  These documents can be obtained free of charge from the sources described above.